Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Product Supplement EQUITY LIRN-1 dated January 23, 2020)

1,020,500 Units	Pricing Date January 31, 2020
$10 principal amount per unit	Settlement Date February 7, 2020
CUSIP No. 40438B178	Maturity Date July 29, 2022



Capped Leveraged Index Return Notes® Linked to an Emerging Markets ETF Basket

- Maturity of approximately 2.5 years

- 2-to-1 upside exposure to increases in the Basket, subject to a capped return of 33.20%

- 1-to-1 downside exposure to decreases in the Basket, with up to 100.00% of the principal amount at risk

- The Basket is comprised of the iShares® MSCI Brazil ETF, the iShares® MSCI India ETF, the KraneShares CSI China Internet ETF and the Xtrackers Harvest CSI 300 China A-Shares ETF (the "Basket Components"). Each of the Basket Components was given an equal weight of 25%

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S and BofAS"

- No listing on any securities exchange

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-7 of product supplement EQUITY LIRN-1.

The estimated initial value of the notes on the pricing date is $9.619 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

_____

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_____

	Per Unit	Total
Public offering price[(1)]	$ 10.00	$10,205,000.00
Underwriting discount[(1)]................................	$ 0.20	$204,100.00
Proceeds, before expenses, to HSBC	$ 9.80	$10,000,900.00

(1) See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities
January 31, 2020

Capped Leveraged Index Return Notes®

Linked to an Emerging Markets ETF Basket , due July 29, 2022

Summary

The Capped Leveraged Index Return Notes® Linked to an Emerging Markets ETF Basket, due July 29, 2022 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Market Measure, which is the emerging markets ETF basket described below (the "Basket"), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See "Terms of the Notes" below.

The Basket is comprised of the iShares® MSCI Brazil ETF (the "EWZ"), the iShares® MSCI India ETF (the "INDA"), the KraneShares CSI China Internet ETF (the "KWEB") and the Xtrackers Harvest CSI 300 China A-Shares ETF (the "ASHR"). On the pricing date, each Basket Component was given an equal weight of 25%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Capped Value).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately 2.5 years
Market Measure:	An equally weighted emerging markets ETF basket comprised of the iShares® MSCI Brazil ETF (Bloomberg symbol: "EWZ"), the iShares® MSCI India ETF (Bloomberg symbol: "INDA"), the KraneShares CSI China Internet ETF (Bloomberg symbol: "KWEB") and the Xtrackers Harvest CSI 300 China A-Shares ETF (Bloomberg symbol: "ASHR").
Starting Value:	100.00
Ending Value:	The average of the values of the Basket on each calculation day occurring during the Maturity Valuation Period, calculated as specified in "The Basket" on page TS-9. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-35 of product supplement EQUITY LIRN-1.
Threshold Value:	100.00 (100% of the Starting Value).
Participation Rate:	200%
Capped Value:	$13.32 per unit, which represents a return of 33.20% over the principal amount.
Maturity Valuation Period:	July 20, 2022, July 21, 2022, July 22, 2022, July 25, 2022 and July 26, 2022
Price Multiplier:	For each Basket Component, 1, subject to adjustment for certain corporate events relating to that Basket Component, as described beginning on page PS-29 of product supplement EQUITY LIRN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-20.
Calculation Agent:	BofA Securities, Inc. ("BofAS") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



Is the Ending Value greater than the Starting Value?

Yes — You will receive per unit, up to a maximum payment not to exceed the Capped Value:

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

No — Is the Ending Value greater than or equal to the Threshold Value?

Yes — You will receive per unit: $10

No — You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}} \right) \right]$$

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") or BofAS by calling 1-800-294-1322:

- Product supplement EQUITY LIRN-1 dated January 23, 2020:
  https://www.sec.gov/Archives/edgar/data/83246/000110465920006300/tm205474d13_424b5.htm

- Prospectus supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- Prospectus dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As a result of the completion of the reorganization of Bank of America's U.S. broker-dealer business, references to MLPF&S in the accompanying prospectus supplement, as such references relate to MLPF&S's institutional services, should be read as references to BofAS.

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

- You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning shares of the Basket Components or the securities held by the Basket Components.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on shares of the Basket Components or the securities held by the Basket Components.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

Capped Leveraged Index Return Notes®



This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 100% of the Starting Value and the Capped Value of $13.32 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.**

The following table is based on the Starting Value of 100.00, the Threshold Value of 100.00, the Participation Rate of 200% and the Capped Value of $13.32 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
100.00[1][2]	0.00%	$10.00	0.00%
105.00	5.00%	$11.00	10.00%
110.00	10.00%	$12.00	20.00%
116.60	16.60%	$13.32[3]	33.20%
120.00	20.00%	$13.32	33.20%
130.00	30.00%	$13.32	33.20%
140.00	40.00%	$13.32	33.20%
150.00	50.00%	$13.32	33.20%
160.00	60.00%	$13.32	33.20%

(1) This is the Threshold Value.
(2) The Starting Value was set to 100.00 on the pricing date.
(3) The Redemption Amount per unit cannot exceed the Capped Value.

For recent hypothetical values of the Basket, see "The Basket" section below. For recent actual Closing Market Prices of the Basket Components, see "The Basket Components" section below. The Ending Value will not include any income generated by dividends paid on the Basket Components or the securities held by the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 50.00, or 50.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 50.00

$$\$10 - \left[\$10 \times \left(\frac{100-50}{100}\right)\right] = \$5.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 105.00, or 105.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 105.00

$$\$10 + \left[\$10 \times 200.00\% \times \left(\frac{105-100}{100}\right)\right] \quad = \textbf{\$11.00} \text{ Redemption Amount per unit}$$

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

$$\$10 + \left[\$10 \times 200\% \times \left(\frac{130-100}{100}\right)\right]$$ **= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.32 per unit**

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components or the securities held by the Basket Components.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-20 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S, BofAS or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Basket and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in shares of the Basket Components or the securities held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients' accounts may affect the market value and return of the notes and may create conflicts of interest with you.

- Changes in the price of one of the Basket Components may be offset by changes in the price of the other Basket Components.

- The sponsor and investment advisor of the Basket Components may adjust the Basket Components in a way that could adversely affect the value of the Basket and therefore, the amount payable on the notes, and these entities have no obligation to consider your interests.

- You will have no rights of a holder of the Basket Components or the securities represented by the Basket Components, and you will not be entitled to receive securities, dividends or other distributions by issuers of those securities.

- While we, MLPF&S, BofAS or our respective affiliates may from time to time own the Basket Components or the securities of the companies included in the Basket Components, we, MLPF&S, BofAS and our respective affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

- There are liquidity and management risks associated with the Basket Components.

- The performance of a Basket Component may not correlate with the performance of its underlying index as well as the net asset value per share of the Basket Component, especially during periods of market volatility when the liquidity and the market price of shares of the Basket Component and/or securities held by the Basket Component may be adversely affected, sometimes materially.

- Risks associated with the underlying index or the underlying shares of a Basket Component will affect the share price of the Basket Component and hence, the value of the notes.

- Your return on the notes may be affected by exchange rate movements and factors affecting international securities markets.

- The payments on the notes will not be adjusted for all corporate events that could affect a Basket Component. See "Description of the Notes-Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds" beginning on page PS-29 of product supplement EQUITY LIRN-1.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-43 of product supplement EQUITY LIRN-1.

Additional Risk Factors

There are risks associated with emerging markets. An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The INDA, the KWEB and the ASHR have limited actual historical information. The INDA, the KWEB and the ASHR have a launch date of February 2, 2012, July 31, 2013 and November 5, 2013 respectively. Because the INDA, the KWEB and the ASHR are of recent origin and limited actual historical performance data exists with respect to them, your investment in the notes may involve a greater risk than investing in notes linked to ETFs with more established record of performance.

There are risks associated with non-U.S. companies. The price of the Basket Components' underlying shares depends upon the stocks of Brazilian companies, and thus involves risks associated with international countries. The prices of these non U.S. stocks may be affected by political, economic, financial and social factors in international countries, including changes in non U.S. government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These international securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the international securities markets, as well as cross shareholdings in non U.S. companies, may affect trading levels or prices and volumes in international countries. The other special risks associated with international securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket Components' underlying shares and, as a result, the value of the securities.

The KWEB is subject to concentrated risks associated with the internet sector in China. The securities held by the KWEB are concentrated in China-based companies whose primary business or businesses are in the internet and internet-related sectors. Companies in these sectors are subject to concentrated risks, including risks of changes in technology, the competitive environment and government regulation. The underlying shares of the KWEB may be more volatile and be more adversely affected by a single negative economic, political or regulatory occurrence affecting the internet and internet-related sectors in China than a different investment in a more broadly diversified group of industries.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of "Market Measure Business Day" set forth in product supplement EQUITY LIRN-1.

A "Market Measure Business Day" means a day on which:

(A) The New York Stock Exchange (as to the EWZ, the KWEB and the ASHR) and the Cboe BZX Exchange (as to the INDA) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Components or any successors thereto are calculated and published.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section "The Basket Components" below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled "Description of LIRNs—Basket Market Measures" beginning on page PS-33 of product supplement EQUITY LIRN-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price[1]	Component Ratio[2]	Initial Basket Value Contribution
iShares® MSCI Brazil ETF	EWZ	25.00%	$43.76	0.57129799	25.00
iShares® MSCI India ETF	INDA	25.00%	$34.49	0.72484778	25.00
KraneShares CSI China Internet ETF	KWEB	25.00%	$48.09	0.51985860	25.00
Xtrackers Harvest CSI 300 China A-Shares ETF	ASHR	25.00%	$26.42	0.94625284	25.00
				Starting Value	100.00

(1) These were the Closing Market Prices of the Basket Components on the pricing date.

(2) Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each calculation day during the Maturity Valuation Period by summing the products of the Closing Market Price for each Basket Component on such calculation day (multiplied by its Price Multiplier) and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled calculation day, the Closing Market Price of that Basket Component will be determined as more fully described in the section entitled "Description of LIRNs—Basket Market Measures— Ending Value of the Basket" beginning on page PS-35 of product supplement EQUITY LIRN-1.

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2014 through January 31, 2020. The graph is based upon actual daily historical prices of the Basket Components, hypothetical Component Ratios based on the closing prices of the Basket Components as of December 31, 2013, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket



The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of, BlackRock Fund Advisors ("BFA"), the investment advisor of the EWZ and the INDA, Krane Funds Advisors, LLC, the investment advisor of the KWEB, and DBX Advisors LLC, the investment advisor of the ASHR. We have not independently investigated the accuracy or completeness of this information (BFA, Krane Funds Advisors, LLC and DBX Advisors LLC together, the "investment advisors"). The Investment Advisors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any sponsor or investment advisor discontinuing publication of a Basket Component are discussed in the section entitled "Description of LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds—Discontinuance of or Material Change to an Underlying Fund" beginning on page PS-32 of product supplement EQUITY LIRN-1. None of us, the calculation agents, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor underlying fund.

The iShares® MSCI Brazil ETF

The EWZ is an investment portfolio maintained and managed by iShares, Inc. ("iShares") and advised by BFA. iShares is a registered investment company that consists of numerous separate investment portfolios, including EWZ. The shares of the EWZ are listed and trade on the New York Stock Exchange (the "NYSE") under the ticker symbol "EWZ."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The MSCI Brazil 25/50 Index, which is the underlying index of EWZ, is calculated by or on behalf of MSCI Inc. ("MSCI").

Investment Objective and Strategy

On February 12, 2013, the EWZ began to track the MSCI Brazil 25/50 Index, which is calculated by or on behalf of MSCI. Prior to February 12, 2013, the EWZ tracked the MSCI Brazil Index.

The EWZ seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil 25/50 Index. The MSCI Brazil 25/50 Index was developed by MSCI as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. The EWZ uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the MSCI Brazil 25/50 Index. The returns of the EWZ may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Description of the MSCI Brazil 25/50 Index

The MSCI Brazil 25/50 Index is published by MSCI and is intended to measure the performance of equity markets in Brazil. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1987. Component companies must meet objective criteria for inclusion in the MSCI Brazil 25/50 Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil 25/50 Index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The MSCI Brazil 25/50 Index is published by Bloomberg under the index symbol "M1BR2550."

The MSCI Brazil 25/50 Index is part of the part of the MSCI Regional Equity Indices series and is a MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

The MSCI Country Indices

Each country's index included in an MSCI Index is referred to as a "Country Index" herein. Under the MSCI methodology, each Country Index is an "MSCI Global Standard Index." The components of each Country Index are selected by the index sponsor from among the universe of securities eligible for inclusion in the relevant Country Index so as to target an 85% free float-adjusted market representation level within the eligible equity universe., subject to adjustments to (i) provide for sufficient liquidity, (ii) reflect foreign investment restrictions (only those securities that can be held by non-residents of the country corresponding to the relevant Country Index are included) and (iii) meet certain other investibility criteria.. MSCI defines the "free float" of a security as the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors, and excludes shares such as shares held by strategic investors such as governments, corporations, controlling shareholders and management, and shares subject to foreign ownership restrictions.

Calculation of the MSCI Country Indices

Each Country Index is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance, of the equity securities in that country. Each Country Index is calculated in the relevant local currency as well as in U.S. dollars, with price, gross and net returns.

Each component is included in the relevant Country Index at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components in that Country Index. MSCI defines the free float of a security as the proportion of shares outstanding that is deemed to be available for purchase in Maintenance of and Changes to the MSCI Indices.

Maintenance of and Changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

Maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;
- quarterly reviews, which occur each February and August and focus on significant changes in the market since the last semi-annual review; and
- ongoing event-related changes, which generally are reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

The following table shows the quarterly high and low Closing Market Prices of the shares of the EWZ on its primary exchange from the first quarter of 2010 through January 31, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the iShares® MSCI Brazil ETF

	High ($)	Low ($)
2010		
First Quarter	77.79	62.77
Second Quarter	75.73	58.61
Third Quarter	76.15	62.97
Fourth Quarter	81.58	73.84
2011		
First Quarter	78.64	70.22
Second Quarter	79.78	69.57
Third Quarter	74.16	52.39
Fourth Quarter	64.51	50.89
2012		
First Quarter	70.42	58.52
Second Quarter	65.36	49.07
Third Quarter	57.06	50.03
Fourth Quarter	56.06	51.01
2013		
First Quarter	57.65	53.39
Second Quarter	55.71	43.07
Third Quarter	49.73	41.26
Fourth Quarter	51.58	43.41
2014		
First Quarter	44.87	38.03
Second Quarter	49.98	45.15
Third Quarter	54.00	43.72
Fourth Quarter	47.32	33.82
2015		
First Quarter	37.91	29.31
Second Quarter	37.19	32.24
Third Quarter	32.98	20.64
Fourth Quarter	25.50	20.68
2016		
First Quarter	26.93	17.33
Second Quarter	29.69	24.96
Third Quarter	35.10	29.03
Fourth Quarter	38.19	31.11
2017		
First Quarter	40.15	34.46

	Second Quarter	40.44	32.75
	Third Quarter	43.35	33.88
	Fourth Quarter	43.34	37.74
2018			
	First Quarter	47.33	41.68
	Second Quarter	44.17	31.00
	Third Quarter	37.55	30.72
	Fourth Quarter	41.61	33.71
2019			
	First Quarter	45.46	39.28
	Second Quarter	44.38	36.99
	Third Quarter	46.73	38.89
	Fourth Quarter	47.69	40.58
2020			
	First Quarter (through the pricing date)	48.41	43.76

This historical data on the EWZ is not necessarily indicative of the future performance of the EWZ or what the value of the notes may be. Any historical upward or downward trend in the price per share of the EWZ during any period set forth above is not an indication that the price per share of the EWZ is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading patterns of the EWZ.

iShares® MSCI India ETF

The INDA is an investment portfolio managed by iShares® Trust. iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the INDA. The shares of the INDA trade on the Cboe BZX Exchange, formerly known as BATS, under the ticker symbol "INDA."

Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The MSCI India Index, which is the underlying index of the INDA, is calculated by or on behalf of MSCI.

Investment Objective and Strategy

The INDA seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI India Index. The MSCI India Index is designed to measure the performance of equity securities of companies whose market capitalization, as calculated by the index provider, represents the top 85% of companies in the Indian securities market. The INDA uses a representative sampling strategy to try to track the MSCI India Index. The returns of the INDA may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The MSCI India Index is part of the part of the MSCI Regional Equity Indices series and is a MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices. See above for more information about MSCI country indices.

Capped Leveraged Index Return Notes®
Linked to an Emerging Markets ETF Basket , due July 29, 2022

The following table shows the quarterly high and low Closing Market Prices of the shares of the INDA on its primary exchange from the first quarter of 2012 through January 31, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the iShares® MSCI India ETF

	High ($)	Low ($)
2012		
First Quarter (from February 2, 2012)	27.40	24.00
Second Quarter	25.22	20.15
Third Quarter	25.40	21.42
Fourth Quarter	27.06	24.13
2013		
First Quarter	27.40	24.77
Second Quarter	26.96	22.27
Third Quarter	24.43	19.24
Fourth Quarter	25.13	22.71
2014		
First Quarter	26.37	22.81
Second Quarter	30.44	26.15
Third Quarter	31.93	29.35
Fourth Quarter	32.37	28.61
2015		
First Quarter	33.61	28.99
Second Quarter	33.33	28.58
Third Quarter	31.52	26.30
Fourth Quarter	29.84	25.89
2016		
First Quarter	27.18	23.65
Second Quarter	28.43	25.99
Third Quarter	30.58	27.91
Fourth Quarter	29.99	25.84
2017		
First Quarter	31.60	26.93
Second Quarter	32.97	31.13
Third Quarter	34.83	32.29
Fourth Quarter	36.07	32.68
2018		
First Quarter	0.00	0.00
Second Quarter	30.96	25.89
Third Quarter	26.98	23.58
Fourth Quarter	25.39	21.70
2019		
First Quarter	28.78	21.54
Second Quarter	30.78	25.70
Third Quarter	28.99	25.61
Fourth Quarter	29.64	26.82
2020		
First Quarter (through the pricing date)	36.18	34.49

This historical data on the INDA is not necessarily indicative of the future performance of the INDA or what the value of the notes may be. Any historical upward or downward trend in the price per share of the INDA during any period set forth above is not an indication that the price per share of the INDA is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading patterns of the INDA.

KraneShares CSI China Internet ETF

The KWEB is an investment portfolio managed by KraneShares Trust (the "Trust"), a registered investment company, and Krane Funds Advisors, LLC ("Krane"), the investment adviser of the KWEB. The shares of the KWEB trade on the NYSE under ticker symbol "KWEB."

Information provided to or filed with the SEC by pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-180870 and 811-22698, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Investment Objective and Strategy

The KWEB seeks to track the investment results, before fees and expenses, of the CSI Overseas China Internet Index, a free float market capitalization weighted index consisting of China based companies whose primary business or businesses are in the Internet and Internet-related sectors and are listed outside of Mainland China. Under normal circumstances, the KWEB will invest at least 80% of its total assets in components of its underlying index and in depositary receipts representing securities in its underlying index. The KWEB uses a representative sampling strategy to try to track the CSI Overseas China Internet Index. The returns of the KWEB may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Description of the CSI Overseas China Internet Index

The underlying index is designed to measure the performance of publicly traded China-based companies whose primary business or businesses are in the internet and internet-related sectors (together, "China Internet Companies"), and are listed outside of Mainland China, as determined by China Securities Index Co., Ltd. (the "underlying index sponsor"). The underlying index sponsor treats China-based companies as including companies that (i) are incorporated in mainland China, (ii) have their headquarters in mainland China, or (iii) derive at least 50% of their revenue from goods produced or sold, or services performed, in mainland China. The underlying index sponsor then removes all securities that had a daily average trading volume of less than $1 million or a daily average market capitalization of less than $1 billion, each measured during the prior year. China Internet Companies include, but are not limited to, companies that develop and market internet software and/or provide internet services, manufacture home entertainment software and educational software for home use; provide retail or commercial services primarily through the internet; and develop and market mobile Internet software and/or provide mobile Internet services. Constituents of the underlying index are ranked by market capitalization in U.S. dollars and then weighted so that no constituent weighted exceeds 10% at each rebalance.

The following table shows the quarterly high and low Closing Market Prices of the shares of the KWEB on its primary exchange from the third quarter of 2013 through January 31, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the KraneShares CSI China Internet ETF

	High ($)	Low ($)
2013		
Third Quarter (from July 31, 2013)	30.45	25.91
Fourth Quarter	33.45	28.75
2014		
First Quarter	41.86	31.93
Second Quarter	37.52	30.91
Third Quarter	40.40	35.05
Fourth Quarter	38.53	32.10
2015		
First Quarter	34.42	31.61
Second Quarter	44.59	34.32
Third Quarter	40.07	28.13
Fourth Quarter	39.53	29.98
2016		
First Quarter	37.12	29.54
Second Quarter	38.01	31.86
Third Quarter	42.61	32.92
Fourth Quarter	42.81	34.42
2017		
First Quarter	42.84	35.17
Second Quarter	50.18	42.05
Third Quarter	59.20	47.55
Fourth Quarter	61.26	54.82
2018		
First Quarter	68.34	57.32
Second Quarter	66.38	57.06
Third Quarter	60.60	46.03
Fourth Quarter	48.69	37.50
2019		
First Quarter	48.41	36.20
Second Quarter	49.64	40.13
Third Quarter	45.03	38.29
Fourth Quarter	49.53	41.03
2020		
First Quarter (through the pricing date)	54.58	48.09

This historical data on the KWEB is not necessarily indicative of the future performance of the KWEB or what the value of the notes may be. Any historical upward or downward trend in the price per share of the KWEB during any period set forth above is not an indication that the price per share of the KWEB is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading patterns of the KWEB.

Xtrackers Harvest CSI 300 China A-Shares ETF

The ASHR is an exchange-traded fund that seeks investment results that correspond generally to the performance, before fees and expenses, of the CSI 300 Index. The ASHR is managed by DBX Advisors LLC. The shares of the ASHR trade on the NYSE under ticker symbol "ASHR."

Information provided to or filed with the SEC by pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-170122 and 811-22487, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Investment Objective and Strategy

The ASHR, using a "passive" or indexing investment approach, seeks investments results that correspond generally to the performance, before fees and expense, of the CSI 300 Index. The returns of the ASHR may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Description of the CSI 300 Index

The CSI 300 Index consists of 300 of the largest and most liquid A-shares. The CSI 300 Index aims to reflect the overall performance of the China A-share market. A-shares are equity securities issued by companies incorporated in mainland China and traded in Chinese renminbi on the Shenzhen and Shanghai Stock Exchanges. The CSI 300 Index is calculated in Chinese renminbi and is reported by Bloomberg under the ticker symbol "CSIN0301."

Capped Leveraged Index Return Notes®

Linked to an Emerging Markets ETF Basket , due July 29, 2022

The following table shows the quarterly high and low Closing Market Prices of the shares of the ASHR on its primary exchange from the fourth quarter of 2013 through January 31, 2020. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

Historical Performance of the Xtrackers Harvest CSI 300 China A-Shares ETF

	High ($)	Low ($)
2013		
Fourth Quarter (from November 5, 2013)	26.05	23.92
2014		
First Quarter	24.20	21.27
Second Quarter	23.19	21.67
Third Quarter	26.04	22.19
Fourth Quarter	37.21	24.88
2015		
First Quarter	42.89	33.67
Second Quarter	55.17	42.32
Third Quarter	44.30	30.11
Fourth Quarter	38.30	27.98
2016		
First Quarter	25.96	21.08
Second Quarter	25.19	22.72
Third Quarter	26.02	23.59
Fourth Quarter	26.18	23.45
2017		
First Quarter	25.50	23.89
Second Quarter	27.09	24.02
Third Quarter	30.00	27.05
Fourth Quarter	32.45	29.26
2018		
First Quarter	34.85	29.77
Second Quarter	31.39	25.89
Third Quarter	27.01	23.56
Fourth Quarter	25.40	21.68
2019		
First Quarter	28.78	21.51
Second Quarter	30.79	25.66
Third Quarter	29.00	25.61
Fourth Quarter	29.64	26.81
2020		
First Quarter (through the pricing date)	30.88	26.42

This historical data on the ASHR is not necessarily indicative of the future performance of the ASHR or what the value of the notes may be. Any historical upward or downward trend in the price per share of the ASHR during any period set forth above is not an indication that the price per share of the ASHR is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading patterns of the ASHR.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's and BofAS's trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates are obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on BofAS's estimate of the value of the notes if BofAS or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S and BofAS

BofAS will participate as selling agent in the distribution of the notes. Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by BofAS seeking bids from market participants, which could include one of our affiliates and MLPF&S, BofAS and their affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to LIRNs" beginning on page PS-7 and "Use of Proceeds" on page PS-22 of product supplement EQUITY LIRN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket.

- Under this characterization and tax treatment of the notes, subject to the discussion of the constructive ownership rules of Section 1260 of the Code beginning on page PS-44 of product supplement EQUITY LIRN-1, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-43 of product supplement EQUITY LIRN-1.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the issuer's registration statement on Form S-3 dated February 26, 2018.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

"Leveraged Index Return Notes®" and "LIRNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.